FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

# 855 - 789 Pender Street Vancouver, BC V6C 1H2

Item 2 Date of Material Change

July 29, 2021.

Item 3 News Release

The press release attached as Schedule "A" was disseminated on July 29, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report

July 30, 2021.

SCHEDULE "A"
HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 29, 2021

HIVE Blockchain Announces Late Filing of Annual Financial Statements

and receipt of MCTO

This news release constitutes a "designated news release" for the purposes of the
Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") announces that as a result of delays in the completion of its audit, the Company will be unable to file its financial statements and accompanying management's discussion and analysis for the financial year ended March 31, 2021 (collectively, the "Annual Filings") by July 29, 2021, being the date that such filings are due under applicable Canadian securities law requirements. The late filing is the result of operational and reporting challenges associated with the consolidation of the 5 countries that the Company operates in: Sweden, Canada, Switzerland, Bermuda, and Iceland. As requested by HIVE management, the Company has been granted a management cease trade order (the "MCTO") by the British Columbia Securities Commission (the "BCSC").

Maintaining operations in so many different jurisdictions allows us to diversify our holdings, and access low-cost green power in stable areas. However, it also brings reporting complications, as each country has its own unique requirements. To address these, we are streamlining financial processes to facilitate faster auditing and reporting. In addition, earlier this year we exited Norway, and in the past 18 months have bought two data center operations in New Brunswick and Lachute, Canada, which are familiar jurisdictions to our financial team.

Other factors contributing to the reporting delay include unexpected accounting and logistical delays associated with the previously announced Sweden GPU facility upgrade process, and in obtaining financial reporting and analysis from the Company's wholly-owned subsidiaries in Sweden, which have recently undergone a corporate reorganization to simplify our operating structure moving forward. We believe this new corporate structure in Sweden will resolve these reporting delays and benefit shareholders overall, with certain tax benefits expected.

This reorganization of our Swedish operation, which is where most of our GPU mining operations are located, will provide a better corporate structure as we move into high performance computing (HPC) cloud hosting. In the future, HIVE will use its high-end GPUs, which currently mine Ethereum, to provide HPC cloud hosting for tasks that require substantial GPU processing power, such as simulations, AI, machine learning, and gaming. This shift to cloud HPC hosting will depend on the timing of the launch of Ethereum 2 (Eth2), which is a planned upgrade to Ethereum that is expected to make mining ETH obsolete. The Eth2 upgrade has been delayed for years, and we do not know exactly when it will take place, if at all. You can read more about our HPC strategy in this prior press release.

In response to the reporting delay, the Company applied for and has been granted a MCTO by the BCSC restricting the Company's chief executive officer and chief financial officer from trading the Company's shares until the Annual Filings are filed. The Company currently expects to file the Annual Filings on or before August 12, 2021 and will issue a press release announcing completion of these filings at such time. Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 - Management Cease Trade Order. The guidelines, among other things, require the Company to issue biweekly default status reports by way of a news release for as long as the Annual Filings have not been filed. During the MCTO, the general investing public will continue to be able to trade in the Company's shares.

We will keep investors updated as we move through this process.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry and has been profitable every quarter for the past year. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage most of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements regarding the timing, review, completion and filing of the Annual Filings; application and grant of an MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company may not be granted the MCTO; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.